EARNINGS PRESENTATION MAY 31, 2010 JULY 14, 2010 3:00 PM UK TIME Exhibit 99.2 seabed-to-surface SECOND QUARTER ENDED

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July 14, 2010
slide 2
Forward-Looking Statements
Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange
Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,”
“expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.
The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

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July 14, 2010
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Highlights
Solid quarterly performance:
Continuing operations:
Revenue of $581 million
Adjusted EBITDA(a) of $121 million
Adjusted EBITDA margin of 20.9%
Net income of $63 million
Diluted EPS of $0.25
Performance reflects:
Execution of contracts signed prior to 2009 with good profit margins
Outstanding performance on several major contracts around the world
Continued strength of Conventional activity in West Africa

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July 14, 2010
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Medium-term fundamentals remain strong
More stable oil price underpins confidence in our business
SURF market:
Continue to see strong tendering activity worldwide
Expect some of the delayed major SURF contracts, particularly in West
Africa and Australia, to proceed to market award this year
Given the size and complexity of these new major SURF projects –
offshore installation expected to commence beyond 2011
Conventional market in West Africa:
Expected to remain strong in short and medium-term
Acergy’s substantial local presence a competitive strength
Expect to see further activity this year

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July 14, 2010
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Short-term: limited visibility in the North Sea and
Gulf of Mexico
North Sea:
Visibility activity remains somewhat limited
Significant increase in tendering in H1 2010
Projects slow to come to award
Pricing environment for shorter-term work remains very competitive
Project awards expected to create margin headwind for 2010 and 2011
Gulf of Mexico:
Tragic events raised questions in Industry
Anticipate that deepwater projects due to come to market award over next 12 months likely to be delayed until 2011 or possibly later
Acergy has very limited exposure to Gulf of Mexico
Do not anticipate direct impact on financial performance in short or medium-term

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July 14, 2010
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Confident in the future
Continue to perform strongly and to deliver excellent execution for our clients
Order in take in the quarter relatively low, resulting in backlog falling to $2.3 billion, excluding joint ventures
Remain comfortable with the projects in the pipeline which should be awarded to the industry in remaining part of 2010, both in SURF and
Conventional

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July 14, 2010
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Well positioned to capture opportunities
Continued, focused investment in people and assets
Confidence in the future demonstrated by ongoing fleet
development:
Good progress continues on Acergy Borealis; work proceeding to plan;
continue to discuss potential projects with clients
Post quarter end captured two investment opportunities:
Post quarter end, acquisition of Antares, new shallow water barge for use in the Conventional market for pipelay and hook-up projects in West
Africa. Following modifications, expected to commence work on the Oso contract, offshore Nigeria
Post quarter end, acquisition of Polar Queen, joined fleet in 2006 on long-
term charter. Following significant upgrade and customisation, she is one of the most advanced flexible pipelay and subsea construction vessels operating today

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July 14, 2010
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Summary
Remain confident in our performance and in the future
Guidance for fiscal year 2010 reiterated
For continuing operations:
Revenue in line with 2009
an Adjusted EBITDA margin lower than 2009 outturn, namely lower than 22.1% but close
Clear and focused strategy – growth expected to be driven by global
SURF market, driven by increasingly large and complex projects, while Conventional market in West Africa remains strong
Well placed to combine our competitive strengths of high calibre engineering and project management skills, together with our high quality assets to capture future growth opportunities

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July 14, 2010
slide 9
Three-Months Ended Six-Months Ended
In $ millions, except share and per share data
May 31,
2010
Unaudited
May 31,
2009
Unaudited
May 31,
2010
Unaudited
May 31,
2009
Unaudited
Continuing operations:
Revenue
580.9 525.5 1,156.7 1,028.6
Adjusted EBITDA 121.4 113.2 256.6 215.0
Gross profit 162.9 127.6 309.9 242.4
Net operating income  93.7 81.0 194.5 152.3
Taxation (32.0) (9.2) (55.4) (31.6)
Income – continuing operations 62.8 76.0 115.4 115.1
Net income – discontinued operations 4.5 0.9 9.5 2.8
Net income  67.3 76.9 124.9 117.9
Earnings per share – diluted
  Continuing operations 0.25 0.40 0.50 0.60
  Discontinued operations 0.02 0.01 0.05 0.01
  Net earnings 0.28 0.41 0.54 0.61
Weighted average number of  common shares and common
share equivalents outstanding - diluted
206.6m 205.6m 206.5m 183.5m

Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net income.
Financial highlights
(a)
(a)

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July 14, 2010
slide 10
(5)
121
(5)
131
Q210 Q209
Regional performance – continuing operations
Territory 1 - Acergy Northern Europe and Canada
Second Quarter 2010:
As expected, lower activity levels during the quarter in an ongoing challenging market environment and fewer projects in installation phase
Good operational progress on the DSVi frame agreement, DONG Trym, BP Skarv and Deep
Panuke
Lower utilisation of regional vessels and rescheduling of certain vessels for upcoming offshore operations, partially offset by recognition of variation orders
Commercial negotiations on Marathon Volund Project continue
Quarter ended May.31
$m
Revenue Net operating (loss)
Six months ended May.31
$m
(6)
212
269
Q210 Q209
Revenue Net operating (loss)
(3)

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July 14, 2010
slide 11
Regional performance – continuing operations
Territory 1 - Acergy Asia and Middle East
Second Quarter 2010:
Good progress on Pluto and Pyrenees Projects, which both successfully completed offshore operations
Quarter ended May.31
$m
41
81
15
54
Revenue Net operating income
Q210 Q209
62
169
28
101
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m

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July 14, 2010
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Regional performance – continuing operations
Territory 2 - Acergy Africa and Mediterranean
Second Quarter 2010:
Continued good operational progress on a number of major projects: Angola LNG, EPC4A,
Block 15, and PazFlor and a good contribution from Sonamet, which remained fully consolidated during the quarter
Post quarter end, acquisition of Antares, a new shallow water barge for the conventional market for pipelay and hook-up projects in West Africa
Quarter ended May.31
$m
316
83
208
41
Revenue Net operating income
Q210 Q209
174
658
78
436
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m

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July 14, 2010
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Regional performance – continuing operations
Territory 2 - Acergy North America and Mexico
Second Quarter 2010:
Absence of active projects resulted in the segment’s operating cost base not being covered by project activity
Quarter ended May.31
$m
Six months ended May.31
$m
(5)
0.4
8
29
Q210 Q209
(9)
0.9
13
34
Q210 Q209
Revenue Net operating (loss)
/ income
Revenue Net operating (loss)
/ income

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July 14, 2010
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Regional performance – continuing operations
Territory 2 - Acergy South America
Second Quarter 2010:
Four ships on long-term service arrangements achieved full utilisation, outside of planned dry-dock
Post quarter end, acquisition of Polar Queen, which is currently on long-term service contract for Petrobras
Quarter ended May.31
$m
4
60
10
101
Revenue Net operating income
Q210 Q209
9
115
18
186
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m
Anticipated lower activity levels due to completion in prior periods of the Frade SURF Project

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July 14, 2010
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(24)
2
11
3
Q210 Q209
(35)
2
19
4
Q210 Q209
Regional performance – continuing operations
Corporate
Second Quarter 2010:
Lower utilisation of corporate vessels, including Acergy Eagle and Acergy Falcon
Higher professional fees arising from the proposed merger and ongoing legal restructuring and organisational optimisation
Partially offset by positive, albeit lower contributions from SHL and NKT Flexibles
Revenue Net operating
(loss) / income
Revenue Net operating
(loss) / income
Quarter ended May.31
$m
Six months ended May.31
$m

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July 14, 2010
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In $ millions Three-Months Ended Six-Months Ended
May 31, 2010
Unaudited
May 31, 2010
Unaudited
Net income – total operations
67.3 124.9
Depreciation and amortisation and Impairment
Non cash items
Changes in working capital
27.7
(12.9)
(40.2)
62.1
(53.5)
(182.7)
Net cash generated from / used in operating activities 41.9 (49.2)
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(34.2)
(0.9)
0.1
-
14.0
(14.0)
(186.0)
(4.9)
0.9
-
14.0
(14.0)
Net cash used in investing activities (35.0) (190.0)
Borrowings
Exercise of share options
Interest paid on convertible loan note
Dividends paid to shareholders
Dividends paid to minority interests
Decrease in bank overdrafts
(2.2)
1.4
(5.6)
-
(9.8)
(4.9)
1.6
2.2
(5.6)
-
(9.8)
-
Net cash generated from financing activities (21.1) (11.6)
Effect of exchange rate changes on cash (22.2) (42.5)
Change in cash and cash equivalents  (36.4) (293.3)
Cashflow highlights

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July 14, 2010
slide 17
In $ millions as at
May 31,
2010
Unaudited
November
30, 2009
Audited
May 31,
2009
Unaudited
Property, plant and equipment
1,017.5 821.8
850.2
Interest in associates and joint ventures
181.8 190.3
164.1
Trade and other receivables
294.0 297.9
319.9
Assets held for sale
242.2 263.6
240.3
Other accrued income and prepaid expenses
226.8 212.8
197.6
631.2 907.6
695.8
  Other assets
161.3 139.1
132.3
Total assets
2,754.8 2,833.1
2,600.2
Total equity
1,015.7 1,099.2
922.8
Non-current portion of borrowings
425.2 415.8
406.5
Trade and other payables
581.3 624.1
550.3
Deferred revenue
227.3 279.8
263.7
Current tax liabilities
108.3 97.9
96.6
Liabilities directly associated with assets held for sale
159.7 174.9
189.9
  Other liabilities
237.3 141.4
170.4
Total liabilities
1,739.1 1,733.9
1,677.4
Total equity and liabilities
2,754.8 2,833.1
2,600.2
Balance sheet highlights
(2)
Cash and cash equivalents
(1)
These figures have been extracted from the Audited Consolidated Financial Statements for 2009.

As at May 31, 2010 cash balances of $631.2 million exclude $86.8 million relating to Sonamet which as at this date is classified as an asset held for sale.
(1)
(2)

seabed-to-surface July 14, 2010 slide 18 Appendices

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July 14, 2010
slide 19
Major project progression
Continuing Projects >$100m, between 5% and 95% complete as at May 31, 2010
- excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Gumusut (Malaysia)
Deep Panuke (Canada)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC SapuraAcergy JV

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July 14, 2010
slide 20
Backlog by Service Capability
SURF
57%
Backlog analysis – continuing operations
Backlog by Award Date
2008
34%
2009
44%
2010
10%
<2007
12%
Backlog by Execution Date
2011
45%
2012+
17%
2010
38%
In $ millions as at: May.31.10 Feb.28.10 May.31.09
Backlog
(1)
2,251 2,469 2,415
Pre-Backlog
(2)
205 309 99
(1)
Backlog excludes amounts related to discontinued operations as of May.31.10: $15 million, Feb.28.10: $25 million, May.31.09: $77 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
Conventional
39%
IMR/
Survey
4%
Backlog by Segment
AFMED
64%
SAM
19%
NEC
16%
NAMEX
1%

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July 14, 2010
slide 21
Segmental analysis – continuing operations
Territory 1 Territory 2 For the three months
ended May 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 121.1 81.3 316.1 0.4 60.3 1.7 580.9
Net operating (loss) / income (5.0) 41.3 83.1 (5.2) 3.5 (24.0) 93.7
   Investment income 1.7
   Other gains and losses 4.7
   Finance costs (5.3)
Net income before taxation from continuing operations  94.8

Territory 1 Territory 2 For the three months
ended May 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 130.6 53.7 207.9 29.2 100.7 3.4 525.5
Net operating (loss) / income  (4.5) 14.9 41.1 8.1 10.3 11.1 81.0
    Investment income 1.6
    Other gains and losses 7.9
    Finance costs (5.3)
Net income before taxation from continuing operations 85.2

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July 14, 2010
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Segmental analysis – continuing operations
Territory 1 Territory 2 For the six months
ended May 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 211.7 168.7 657.8 0.9 115.2 2.4 1,156.7
Net operating (loss) / income (6.4) 62.0 174.1 (8.9) 8.6 (34.9) 194.5
   Investment income 4.1
   Other gains and losses (14.9)
   Finance costs (12.9)
Net income before taxation from continuing operations  170.8

Territory 1 Territory 2 For the six months
ended May 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 268.7 100.8 435.9 33.5 186.0 3.7 1,028.6
Net operating (loss) / income  (3.0) 27.5 78.1 12.7 17.8 19.2 152.3
    Investment income 3.4
    Other gains and losses 6.0
    Finance costs (15.0)
Net income before taxation from continuing operations 146.7

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Regional performance – discontinued operations
Discontinued Operations
Quarter ended May.31
$m
7
2
1
17
Revenue Net operating income
Q210 Q209
37
13
49
6
Revenue Net operating income
Q210 Q209
Six months ended May.31
$m
Positive contribution from the Mexilhao Trunkline Project

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July 14, 2010
slide 24
Adjusted EBITDA
                               The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that
Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union.
These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted
EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.
Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.  The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
(a) Adjusted EBITDA:

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July 14, 2010
slide 25
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
May 31, 2010
Three-Months Ended
May 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
62.8 4.5 67.3 76.0 0.9 76.9
Depreciation and amortisation
27.7 - 27.7 32.2 - 32.2
Impairments
- - - - - -
Investment income (1.7) - (1.7) (1.6) - (1.6)
Other gains and losses (4.7) 0.1 (4.6) (7.9) (0.1) (8.0)
Finance costs 5.3 - 5.3 5.3 - 5.3
Taxation 32.0 1.9 33.9 9.2 0.2 9.4
Adjusted EBITDA 121.4 6.5 127.9 113.2 1.0 114.2
Revenue  580.9 2.0 582.9 525.5 16.7 542.2
Adjusted EBITDA % 20.9% 325.0% 21.9% 21.5% 6.0% 21.1%
Six-Months Ended
May 31, 2010
Six-Months Ended
May 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
115.4 9.5 124.9 115.1 2.8 117.9
Depreciation and amortisation
58.3 - 58.3 62.7 - 62.7
Impairments
3.8 - 3.8 - - -
Investment income (4.1) - (4.1) (3.4) - (3.4)
Other gains and losses 14.9 0.1 15.0 (6.0) 2.4 (3.6)
Finance costs
12.9 - 12.9 15.0 - 15.0
Taxation 55.4 3.6 59.0 31.6 1.2 32.8
Adjusted EBITDA 256.6 13.2 269.8 215.0 6.4 221.4
Revenue  1,156.7 37.3 1,194.0 1,028.6 49.0 1,077.6
Adjusted EBITDA % 22.2% 35.4% 22.6% 20.9% 13.1% 20.5%

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July 14, 2010
slide 26
Reconciliation of Net Operating Income to
Adjusted EBITDA
Three-Months Ended
May 31, 2010
Three-Months Ended
May 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
93.7 6.5 100.2 81.0 1.0 82.0
Depreciation and amortisation
27.7 - 27.7 32.2 - 32.2
Impairments
- - - - - -
Adjusted EBITDA 121.4 6.5 127.9 113.2 1.0 114.2
Revenue  580.9 2.0 582.9 525.5 16.7 542.2
Adjusted EBITDA % 20.9% 325.0% 21.9% 21.5% 6.0% 21.1%
Six-Months Ended
May 31, 2010
Six-Months Ended
May 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
194.5 13.2 207.7 152.3 6.4 158.7
Depreciation and amortisation
58.3 - 58.3 62.7 - 62.7
Impairments
3.8 - 3.8 - - -
Adjusted EBITDA 256.6 13.2 269.8 215.0 6.4 221.4
Revenue  1,156.7 37.3 1,194.0 1,028.6 49.0 1,077.6
Adjusted EBITDA % 22.2% 35.4% 22.6% 20.9% 13.1% 20.5%